UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011

OR

☐	Transition REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________to ___________

Commission file number 0-53589

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

FLORIDIAN FINANCIAL GROUP401(k) Plan

(Exact name of the plan)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Floridian Financial Group, Inc.

175 Timacuan Boulevard,

Lake Mary, Florida 32746

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

Floridian Financial Group 401(k) Plan (“Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).  Therefore, in lieu of the requirements of items 1-3 of form 11-K, the financial statements and schedule of the Plan for the fiscal year ended December 31, 2011 have been prepared in accordance with the financial reporting requirements of ERISA.

FLORIDIAN FINANCIAL GROUP 401(k) Plan

Financial Report

12.31.11

Contents

Financial Statements

Statements of net assets available for benefits	1

Statement of changes in net assets available for benefits	2

Notes to financial statements	3 - 8

Supplementary Information

Schedule H, Line 4i – Schedule of assets (held at end of year)	9

Floridian Financial Group 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

Assets:	2011	2010

Cash holding account	$—	$22,248
Investments, at fair value (Note 3)
Shares of registered investment companies (mutual funds)	287,295	219,328
Floridian Financial Group, Inc. common stock	205,761	393,525
Total investments	493,056	612,853

Receivables:
Participant receivables	4,022	—
Notes receivable from participants	4,644	—
Total receivables	8,666	—
Total Assets	501,722	635,101

Liabilities:
Excess contribution payable	4,765	—
Net assets available for benefits	$496,957	$635,101

See notes to financial statements

Floridian Financial Group 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

December 31, 2011
Additions:
Participant contributions	$119,476
Interest income on notes receivable from participants	296
Total contributions	119,772

Net appreciation(depreciation) in fair value of investments:
Mutual Funds	(13,433)
Floridian Financial Group, Inc. common stock	(156,968)
Total investment loss	(170,401)

Deductions:
Participant distributions	84,019
Administrative and other expenses	3,496
Total deductions	87,515

Net decrease during the year	(138,144)

Net assets available for benefits:
Beginning	635,101
Ending	$496,957

See notes to financial statements

Note 1. Plan Description

The following description of the Floridian Financial Group401(k) Plan (the Plan), sponsored by Floridian Financial Group, Inc. (the Company) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering substantially all employees of the Company who have completed three months of service and are age twenty-one or older. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions: Each year, participants may elect to make before-tax contributions up to the Internal Revenue Code (IRC) maximum limits. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company may make matching contributions to the Plan equal to a percentage of the elective contributions made by the participants to the Plan. The Company may also make a discretionary contribution to the Plan at the end of the plan year. Participants are eligible for Company match after one year of service. No employer contributions were made to the Plan for the years ended December 31, 2011 or 2010. Contributions are subject to limitations.

Participant accounts: Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, and an allocation of the Company’s contribution, if any, and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after five years of credited service or if employment terminates due to death.

Investment options: Upon enrollment in the Plan, a participant may direct employee contributions in a variety of investment choices as more fully described in the Plan’s literature. Participants may change their investment options at any time.

Loans to participants: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance, whichever is less. Loan terms are usually a maximum of five years except for the purchase or construction of a primary residence, which may be more than five years. The loans are collateralized by the vested balance in the participants’ account and bear interest at a rate of Prime plus 2 percent. As of December 31, 2011 loans outstanding totaled $4,644. At December 31, 2010, there were no outstanding loans. Payments on participants’ loans are made through payroll deductions.

Payment of benefits: On termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.

Forfeited accounts: At December 31, 2011 and 2010, there were no forfeited non-vested accounts.

Note 2. Significant Accounting Policies

Basis of accounting: The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition: Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of benefits: Benefits are recorded when paid.

Administrative expenses: Certain administrative and recordkeeping expenses and loan fees are paid directly from the Plan’s assets.

New Accounting Pronouncements: In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04,Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs. ASU2011-04 amended Accounting Standards Codification (ASC) 820, Fair Value Measurement, to converge the fair value measurement guidance in U.S. GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. We are currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

Note 3. Investments

The following table presents investments in the Plan. Single investments that represent 5% or more of the Plan’s net assets are separately identified.

	2011	2010
Shares of registered investment companies (mutual funds):
Alliance Bernstein Small Capital Growth	$62,798	$51,263
Alliance Bernstein Small/Mid Cap*	56,850	49,368
Federated Capital Preservation Fund*	54,689	5,276
Principal income	26,501	18,729
Other	86,457	94,692
Floridian Financial Group, Inc. common stock	205,761	393,525
	$493,056	$612,853

* Amount represented less than 5% of Plan’s net assets at December 31, 2010.

During 2011, the plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $165,636.

Note 4. Fair Value Measurements

The Plan follows FASB ASC Topic 820, “Fair Value Measurement and Disclosures,” which requires additional disclosures about the Plan’s assets and liabilities that are measured at fair value.   Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  In determining fair value, the Plan uses various methods including market, income and cost approaches.  Based on these approaches, the Plan may utilize certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique.  These inputs can be readily observable, market corroborated, or generally unobservable inputs.  The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  The Plan utilizes techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.  Based on the observability of the inputs used in valuation techniques, the Plan is required to provide information according to the fair value hierarchy.  The fair value hierarchy ranks the quality and reliability of the information used to determine fair values.  Financial assets and liabilities carried at fair value will be classified and disclosed as follows:

    Level 1 Inputs:

•	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

    Level 2 Inputs:

•	Quoted prices for similar assets or liabilities in active markets.
•	Quoted prices for identical or similar assets or liabilities in inactive markets.
•	Inputs other than quoted prices that are observable, either directly or indirectly, for the term of the asset or liability (e.g., interest rates, yield curves, credit risks, prepayment speeds or volatilities) or “market corroborated inputs.”

    Level 3 Inputs:

•	Prices or valuation techniques that require inputs that are both unobservable (i.e. supported by little or no market activity) and that are significant to the fair value of the assets or liabilities.

Following is a description of the valuation methodologies used for assets measured at fair value.

Common stock: Valued based on a blended approach utilizing the capitalization of book value method for the Southeastern Independent Bank Review Banks peer group and De Novo Banks peer group, after a discount for marketability, along with the income approach utilizing the present value of future earnings method.

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the plan at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Note 4. Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011.

	Assets at fair value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Registered investment companies (mutual funds)	$287,295	$—	$—	$287,295
Floridian Financial Group, Inc. common stock	—	—	205,761	205,761
Total assets at fair value	$287,295	$—	$205,761	$493,056

	Assets at fair value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Registered investment companies (mutual funds)	$219,328	$—	$—	$219,328
Floridian Financial Group, Inc. common stock	—	—	393,525	393,525
Total assets at fair value	$219,328	$—	$393,525	$ 612,853

Level 3 gains and losses: The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2011.

Floridian Financial Group, Inc
Common Stock
Balance at beginning of year	$393,525
Gains(losses)	(156,968)
Purchases	23,302
Sales	(54,098)
Balance at end of year	$205,761

Note 5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Note 6. Parties-In-Interest

Section 3(14) of ERISA defines a party-in-interest to include, among others, fiduciaries or employees of the Plan, any person who provides services to the Plan, or an employer whose employees are covered by the Plan. The Plan invests in common stock of the Company. This investment qualifies as a party-in-interest transaction. Certain Plan assets were held by HBK Sorce Financial (HBK Sorce) during the years ended December 31, 2011 and 2010 and therefore, HBK Sorce qualifies as a party-in-interest. HBK Sorce also provided investment advisory services to the Plan. Fees paid by the Plan for investment advisory services amounted to $0 for the year ended December 31, 2011. Certain employees of the Company provide administrative services for the Plan and are not reimbursed for their services from the Plan.

Note 7. Tax Status

Effective June 15, 2006, the Plan has adopted a prototype defined contribution plan of AMI Benefit Plan Administrators, Inc. The prototype plan has received a determination from the Internal Revenue Service as to the prototype plan’s qualified status. The prototype plan opinion letter has been relied upon by this Plan. The Plan has been amended since the adoption date. The Plan administrator believes that the Plan is designed and is currently operating in compliance with applicable requirements of the Internal Revenue Code.

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

Note 8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Note 9. Subsequent Events

The Plan has evaluated subsequent events through the date on which the financial statements were issued.

Floridian Financial Group 401(k) Plan

EIN: 20-4539279

Plan number: 001

Schedule H, line 4i - Schedule of Assets (held at end of year)

December 31, 2011

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
Common stock:
	Floridian Financial Group, Inc.	Floridian Financial Group, Inc. common stock	**	$205,761
		37,411 shares

Shares of registered investment companies (mutual funds):
	Alliance Bernstein	Small Cap Growth	**	62,798
		1,859 shares
	Alliance Bernstein	Small -Mid Cap Value	**	56,850
		3,733 shares
	American Funds	EuroPacific R2	**	9,857
		288 shares
	American Funds	Growth Fund R2	**	176
		6 shares
	American Funds	American Money Market Fund	**	15
		15 shares
	Columbia Mid Cap	Growth Fund	**	10,970
		465 shares
	Federated	Capital Preservation Fund	**	54,689
		5,469 shares
	Franklin Templeton	Small Cap Value	**	8,638
		213 shares
	Neuberger Berman	Partners Adv	**	15,418
		958 shares
	Principal Funds	High Yield	**	11,877
		1,607 shares
	Principal Funds	Income	**	26,501
		2,790 shares
	Putnam	Equity Income	**	13,715
		919 shares
	Nuveen	Mid Cap Index	**	927
		76 shares
	T Rowe Price	New America Growth	**	14,864
		473 shares
				287,295
	Participant loans (varying maturities; interest rate of 5.25%)			4,644
	Total investments			$497,700

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Floridian Financial Group 401(k) Plan

/s/ Jorge F. Sanchez
Jorge F. Sanchez, Trustee

Dated: July 11, 2012